Filed Pursuant to Rule 424(b)(1)
Registration No. 333-124938

PROSPECTUS

2,900,000 Shares

LADISH CO., INC.

Common Stock

        The selling shareholder named in this prospectus is selling 2,900,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholder. Please carefully read this prospectus together with the additional information described below under “Information Incorporated by Reference” and “Where You Can Find More Information.”

        Our common stock is traded on NASDAQ under the symbol “LDSH.” On September 14, 2005, the closing sale price of our common stock was $16.55 per share.

        Investing in our common stock involves risks. Before buying any shares, you should read the discussion of material risks of investing in our common stock incorporated by reference herein or contained in any accompanying prospectus supplement. See “Risk Factors,” beginning on page 4.

	Per Share	Total
Public offering price	$16.00	$46,400,000
Underwriting discount	$ 0.40	$ 1,146,000
Proceeds, before expenses, to selling shareholder	$15.60	$45,240,000

        Our principal executive offices are located at 5481 South Packard Avenue, Cudahy, Wisconsin 53110, and our telephone number is (414) 747-2611.

        Delivery of the shares of common stock will occur on or about September 20, 2005.

_________________

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

D. A. Davidson & Co.

The date of this prospectus is September 14, 2005

_________________

        Unless the context otherwise requires, reference in this prospectus to “we,” “us,” “our” or “ours” refer collectively to Ladish Co., Inc. and its subsidiaries.

        No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time after the date of such information.

FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates by reference forward-looking statements that involve risks and uncertainties. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements are often accompanied by words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” “could” and similar expressions. These statements include, without limitation, statements about our plans and expectations for improving our capital position and operating results, or market opportunities, our growth strategies, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. We caution investors that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance.

        Our actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing our business. A variety of factors may in the future affect our operating results, including:

•	Market conditions and demand for our products
•	Interest rates and capital costs
•	Unstable governments and business conditions in emerging economies
•	Health care and other employment costs
•	Legal, regulatory and environmental issues, including the documentation for Section 404 of the Sarbanes-Oxley Act
•	Competition
•	Technologies
•	Raw material and energy prices
•	Taxes

        Due to these factors and risks, no assurance can be given with respect to our future sales or our ability to control our future costs.

LADISH CO., INC.

        We engineer, produce and market high-strength, high-technology forged and cast metal components for a wide variety of load-bearing and fatigue-resisting applications in the jet engine, aerospace and industrial markets. Approximately 92% of our 2004 revenues were derived from the sale of jet engine parts, missile components, landing gear, helicopter rotors and other aerospace products. Approximately 34% of our 2004 revenues were derived from sales, directly or through prime contractors, under United States government contracts, primarily covering defense equipment. Although no comprehensive trade statistics are available, based on its experience and knowledge of the industry, management believes that we are the second largest supplier of forged and cast metal components to the domestic aerospace industry, with an estimated 20% market share in the jet engine component field.

        We market our products primarily to manufacturers of jet engines, commercial business and defense aircraft, helicopters, satellites, heavy-duty off-road vehicles and industrial and marine turbines. The principal markets served are jet engine, commercial aerospace (defined by us as satellite, rocket and aircraft components other than jet engines) and general industrial products.

        We offer one of the most complete ranges of forging, investment casting and precision machining services in the world. We employ all major forging processes, including open and closed-die hammer and press forgings, as well as ring-rolling, and also produce near-net shape aerospace components through isothermal forging and hot-die forging techniques. Closed-die forging involves hammering or pressing heated metal into the required shape and size by utilizing machined impressions in specially prepared dies which exert three-dimensional control on the heated metal. Open-die forging involves the hammering or pressing of metal into the required shape without such three-dimensional control, and ring-rolling involves rotating heated metal rings through presses to produce the desired shape. Investment casting involves the creation of precise wax molds which are dipped, autoclaved and cast to create near-net components for the aerospace industry.

        Much of our business is capital intensive, requiring large and sophisticated forging, casting and heating equipment and extensive facilities for inspection and testing of components after formation. Ladish believes that it has the largest forging hammer and largest ring-roll in the world at its plant in Cudahy, Wisconsin. Its largest counterblow forging hammer has a capacity of 125,000 mkg (meter-kilograms), and its ring-rolling equipment can produce single-piece seamless products that weigh up to 350,000 pounds with outside diameters as large as 28 feet and face heights up to 10 feet. Our 4,500-ton and 10,000-ton isothermal presses can produce forgings, in superalloys as well as titanium, that weigh up to 2,000 pounds. Much of the equipment has been designed and built by Ladish. We also maintain such auxiliary facilities as die-sinking, heat-treating and machining equipment and produce most of the precision dies necessary for our forging operations. We consider such equipment to be in good operating condition and adequate for the purposes for which it is being used.

This Offering

Common stock offered by the selling shareholder	2,900,000 shares
Common stock outstanding before and after this offering	13,857,060 shares
Use of proceeds	We will not receive any proceeds from the sale of common stock in this offering. All net proceeds from such sales will be received by the selling stock holder.
NASDAQ symbol	LDSH
Risk factors	See “Risk Factors” beginning on page 4 of this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

RISK FACTORS

        Investing in our common stock involves risks. Before buying any shares, you should read the discussion of the material risks of investing in our common stock set forth below, contained in our annual and other reports filed with the Securities and Exchange Commission and incorporated by reference herein.

Risks Related to Our Business

Cyclicality of the Aerospace and Jet Engine Industries

        Substantially all of our revenues are derived from the aerospace and jet engine industries, which are cyclical in nature and subject to changes based on general economic conditions, airline profitability, passenger ridership and international relations. The duration and severity of upturns and downturns in these industries are influenced by a variety of factors, including those set forth herein. Accordingly, they cannot be predicted with any certainty. Historically, orders for new commercial aircraft and related commercial aerospace components have been driven by the operating profits or losses of commercial airlines. Purchases by customers in the military aerospace sector are dependent upon defense budgets. Events adversely affecting the aircraft industry, such as cyclical overcapacity and inability to maintain profitable fare structures, would likely have a material adverse effect on our financial condition and results of operations.

Reduction in Government Spending

        Since 2002, almost one-third of our revenues have been derived from the government-sponsored aerospace industry, an industry that is dependent upon government budgets and, in particular, the United States government budget. There can be no assurance that U.S. defense and space budgets and the related demand for defense and space equipment will continue or that sales of defense and space equipment to foreign governments will continue at present levels.

Competition

        The sale of metal components for the aerospace, jet engine and industrial markets is highly competitive. Many products we manufacture are readily interchangeable with the products manufactured by our competitors. Many of our products are sold under long-term contracts which are bid upon by several suppliers. Our principal competitor, Precision Castparts Corporation, is a substantially larger business and has greater financial resources.

Reliance on Major Customers

        Our three largest customers accounted for approximately 52% of our revenues in 2004 and 56% in 2003. Because of the small number of customers for some of our principal products, those customers exercise significant influence over our prices and other terms of trade. The loss of any of our largest customers could have a material adverse effect on our financial condition and results of operations.

Dependence on Key Personnel

        We have been and continue to be dependent on certain key management personnel. Our ability to maintain our competitive position will depend, in part, upon our ability to retain these key managers and to continue to attract and retain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on our results of operations or that we will be able to recruit and retain such personnel.

Product Liability Exposure

        We produce many critical engine and structural parts for commercial and military aircraft and for other specialty applications. As a result, we have an inherent risk of exposure to product liability claims. We currently maintain product liability insurance, but there can be no assurance that insurance coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for any liabilities that might be incurred.

Availability and Price of Raw Materials

        The largest single component of our cost of goods sold is raw material costs. We manufacture products in a wide variety of specialty metals and alloys, some of which can only be purchased from a limited number of suppliers. For example, on August 26, 2005, Precision Castparts Corporation, a competitor of ours, announced a definitive agreement to acquire Special Metals Corporation, a minor division of which is a significant supplier of critical materials to Ladish. The transaction is subject to Hart-Scott-Rodino and other regulatory approvals. We are currently evaluating whether, if this transaction occurs, it will have any impact on our business.

        We hold limited quantities of raw materials in inventory but, for the principal part of our business, we seek to procure delivery of raw materials in quantities and at times matching customers’ orders. We, along with other entities in the industry, have experienced periods of increased delivery times for nickel-based and titanium alloys and certain stainless steels, which account for a significant portion of our raw materials. Significant scarcity of supply of raw materials used by us could have a material adverse effect on our results of operations by affecting both the timing of delivery and the cost of purchasing such materials. Many of our products are sold pursuant to long-term agreements with our customers, which currently provide us the right to pass through material cost increases. Any inability to obtain such rights in future long-term agreements could have a material adverse effect on our results of operations.

Labor Contracts

        Approximately 49% of our employees are represented by seven collective bargaining units. Contracts are typically renegotiated every three years with each union. While we do not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. An extended or widespread work stoppage could have a material adverse effect on our results of operations.

Pension and Other Postretirement Benefit Obligations

        Many of our employees are eligible to participate in various Company-sponsored pension plans. In addition to pension benefits, we provide health care and life insurance benefits to our eligible employees and retirees. The pension benefits have been and will continue to be funded through contributions to pension trusts, while health care and life insurance benefits are paid as incurred.

        We have several pension plans, certain of which are underfunded. The aggregate actuarially determined liability recorded for these pension plans on the balance sheet at December 31, 2004 was approximately $27 million.

        The actuarially determined liability recorded for postretirement health care and life insurance benefits on the balance sheet at December 31, 2004 was approximately $38 million on an actuarial basis and will be paid as incurred.

Compliance with Environmental and Other Government Regulations

        Our operations are subject to extensive environmental, health and safety laws and regulations promulgated by federal, state and local governments. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. The nature of our business exposes us to risks of liability due to the use and storage of materials that can cause contamination or personal injury if released into the environment. In addition, environmental laws may have a significant effect on the nature, scope and cost of cleanup of contamination at operating facilities. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but we anticipate that these standards will continue to require continued capital expenditures. There can be no assurance that we will not incur material costs and liabilities in the future relating to environmental matters.

Net Operating Loss Carryforwards

        At December 31, 2004, we had approximately $42.8 million of net operating loss (“NOL”) carryforwards for federal income tax purposes, of which approximately $14.9 million are restricted due to the 1993 change of ownership of Ladish in connection with our financial restructuring through Chapter 11 proceedings and $4.3 million are restricted due to the 1998 initial public offering of securities. To the extent we generate taxable income, these NOL carryforwards will reduce our federal income taxes in future years, and therefore increase our after-tax cash flow. Should we fail to generate sufficient taxable income to utilize the NOL carryforwards we could be forced to establish a valuation reserve for those NOL carryforwards we are not likely to use.

Risks Related to Significant Price Concessions to Our Customers and Increased Pressure to Reduce Our Costs

        We are subject to substantial competition in all of the markets we serve, and we expect this competition to continue. As a result, we have made significant price concessions to our customers in the aerospace and industrial markets in recent years, and we expect customer pressure for price concessions to continue. Maintenance of our profitability will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our cost relative to our pricing, or if we are unable to continue to compete effectively, our business will suffer.

Our Business is Affected by Federal Rules, Regulations and Orders Applicable to Government Contractors

        A number of our products are manufactured and sold under U.S. government contracts or subcontracts. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

Risks Associated with International Operations

        We purchase products from and supply products to businesses located outside of the United States. In fiscal 2004, approximately 49% of our total sales were attributable to non-U.S. customers. A number of risks inherent in international business could have a material adverse effect on our future results of operations, including:

•	currency fluctuations;

•	general economic and political uncertainties and potential for social unrest in international markets;

•	limitations on our ability to enforce legal rights and remedies;

•	changes in trade policies;

•	tariff regulations;

•	difficulties in obtaining export and import licenses; and

•	the risk of government financed competition.

Our Business Involves Risks Associated with Complex Manufacturing Processes

        Our manufacturing processes depend on certain sophisticated and high-value equipment, such as some of our forging presses for which there may be only limited or no production alternative. Unexpected failures of this equipment may result in production delays, revenue loss and significant repair costs. In addition, equipment failures could result in injuries to our employees. Moreover, the competitive nature of our business requires it continuously to implement process changes intended to achieve product improvements and manufacturing efficiencies. These process changes may at times result in production delays, quality concerns and increased costs. Any disruption of operations at our facilities due to equipment failures or process interruptions could have a material adverse effect on our business.

Acquisitions

        We expect that we will continue to make acquisitions of, investments in, and strategic alliances with complementary businesses, products and technologies to enable us to add products and services for our core customer base and for related markets, and to expand our business geographically. The success of this acquisition strategy will depend on our ability to: identify suitable businesses to buy; negotiate the purchase of those businesses on terms acceptable to us; complete the acquisitions within our expected time frame; improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and avoid or overcome any concerns expressed by regulators.

        We may fail to properly complete any or all of these steps. We may not be able to find appropriate acquisition candidates, acquire those candidates that we do find, obtain necessary permits or integrate acquired businesses effectively and profitably.

        Some of our competitors are also seeking to acquire similar businesses, including competitors that have greater financial resources than we do. Increased competition may reduce the number of acquisition targets available to us and may lead to less favorable terms as part of any acquisition, including higher purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy.

        We also cannot be certain that we will have enough capital or be able to raise enough capital on reasonable terms, if at all, to complete the purchases of the businesses that we want to buy. Our credit facility limits our ability to make acquisitions. Our lender may object to certain purchases or place conditions on them that would limit their benefit to us.

        If we are unsuccessful in implementing our acquisition strategy for the reasons discussed above or otherwise, our financial condition and results of operations could be materially adversely affected.

Risks Related to our Common Stock and this Offering

Volatile Stock Prices

        Our common stock price has fluctuated in the recent past. In addition, market prices for securities of companies in our industry have been volatile and may continue to be so in the future. As a result of these fluctuations in the price of our common stock, you may not be able to sell your common stock at or above the price you pay for it in the offering. See “Underwriting.”

No Intent to Pay Cash Dividends on Common Stock in the Foreseeable Future

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of common stock by the selling shareholder named below. All proceeds will be payable directly to the selling shareholder.

SELLING SHAREHOLDER

        We are registering for resale 2,900,000 shares of our common stock held by the selling shareholder named below. The selling shareholder named below may offer and sell up to an aggregate of 2,900,000 shares of our common stock pursuant to this prospectus. The table below sets forth the number of shares beneficially owned by the selling shareholder as of September 2, 2005. The information in the table is based upon the assumption that the selling shareholder does not sell any shares of our common stock shown in the table as owned other than the shares of common stock to be sold under this prospectus.

Name and Address of Selling shareholder	Number of Shares Beneficially Owned Prior to Offering	Percentage of Outstanding Shares Prior to Offering	Number of Shares Offered	Number of Shares Beneficially Owned After Offering	Percent of Outstanding Shares After Offering
Grace Brothers, Ltd.	2,908,637	20.99	2,900,000	8,637	0.06%
1650 Sherman Avenue,
Suite 900
Evanston, Illinois 60201

        In connection with the offering of common stock by the selling shareholder pursuant to this prospectus, we have entered into a contribution agreement with the selling shareholder. Under the contribution agreement, the selling shareholder has agreed to reimburse us for all amounts we may be required to pay pursuant to our obligation to indemnify the underwriters described below under “Underwriting,” except to the extent the liability arises from our willful misconduct, intentional misrepresentation or fraud, or our failure to advise the selling shareholder of material facts of which we had actual knowledge and which were necessary in order to make this prospectus not misleading or incorrect.

        Bradford T. Whitmore, general partner of the selling shareholder, has served as one of our directors since 2003. Margaret B. Hampton, a portfolio manager of the selling shareholder, served as a director of our company from 2001 to 2003.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on NASDAQ under the symbol “LDSH.” The following table sets forth the per share high and low closing prices for our common stock as reported on NASDAQ for the periods presented, along with the cash dividends paid per share for those periods.

	High	Low	Cash Dividends Paid
2003:
First Quarter	$8.35	$4.45	--
Second Quarter	$7.02	$4.40	--
Third Quarter	$7.33	$5.60	--
Fourth Quarter	$8.27	$6.12	--
2004:
First Quarter	$9.45	$7.50	--
Second Quarter	$9.70	$8.07	--
Third Quarter	$9.60	$8.00	--
Fourth Quarter	$11.70	$9.72	--
2005:
First Quarter	$12.22	$10.40	--
Second Quarter	$12.36	$9.80	--
Third Quarter (through September 2, 2005)	$18.52	$9.85	--

        As of September 2, 2005, there were 52 shareholders of record of our common stock. Based on information obtained from our transfer agent and from participants in security position listings and otherwise, we have reason to believe there are more than 1,200 beneficial owners of shares of our common stock.

DIVIDEND POLICY

        We do not currently pay cash dividends and we do not plan to declare or pay any dividends in the foreseeable future, but will instead retain cash for working capital needs, for possible acquisitions, to reduce outstanding debt or for other corporate purposes.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement dated September 14, 2005, D.A. Davidson & Co. has agreed to purchase from the selling shareholder all of the shares offered hereby.

        D.A. Davidson & Co. has agreed to purchase all of the shares being offered, if any of those shares are sold in this offering.

        The shares of common stock are offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by counsel for the underwriter, including confirming the validity of the shares of common stock being offered, and other conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from counsel, the receipt of other customary closing documents, the absence of any material adverse changes affecting us or our business and the absence of any objections from the National Association of Securities Dealers, Inc. with respect to the fairness and reasonableness of the underwriting terms.

        The following table shows the underwriting discounts and commissions to be paid to the underwriter by the selling shareholder in connection with this offering.

	Per Share	Total
Assumed initial public offering price	$16.00	$46,400,000
Underwriting discounts and commissions payable by the selling shareholder	$ 0.40	$ 1,160,000
Proceeds to selling shareholder	$15.60	$45,240,000

        Commissions and Discounts. The underwriter has advised us that it proposes to offer the shares of our common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $ per share, of which up to $ may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

        The selling shareholder has agreed to reimburse us for all of our out-of-pocket fees and expenses relating to the offering. Accordingly, we expect that we will not bear any expenses in connection with the offering.

        Indemnity. We and the selling shareholder have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect of those liabilities, up to the amount of the proceeds received by the selling shareholder, net of discounts and commission.

        Separately, the selling shareholder has agreed to reimburse us for all amounts we may be required to pay pursuant to our obligation to indemnify the underwriters, except to the extent the liability arises from our willful misconduct, intentional misrepresentation or fraud, or our failure to advise the selling shareholder of material facts of which our senior management had actual knowledge and which were necessary in order to make this prospectus not misleading or incorrect. See “Selling Shareholder.”

        Lock-up Agreements. We have agreed with D.A. Davidson & Co. not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except any shares offered in connection with employee benefit plans, without the prior written consent of D.A. Davidson & Co.

        The selling shareholder has agreed with D.A. Davidson & Co. not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, without the prior written consent of D.A. Davidson & Co.

        D.A. Davidson & Co. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements described above. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

        Stabilization. In order to facilitate this offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriter may sell more shares of common stock than it is obligated to purchase under the underwriting agreement, creating a short position. The underwriter may close out a covered short sale by purchasing common stock in the open market.

        As an additional means of facilitating this offering, the underwriter may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriter may also reclaim selling concessions allowed to a dealer for distributing common stock in this offering if the underwriter repurchases previously distributed common stock to cover its short positions or to stabilize the price of the common stock.

        The foregoing transactions may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock.

        The underwriter has advised us that these transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor the underwriter makes any representation that the underwriter will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

        Our common stock trades on the Nasdaq Stock Market’s National Market under the symbol “LDSH”.

        The underwriter may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business, and may receive customary fees and expenses in connection with such services.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon by Foley & Lardner LLP, Milwaukee, Wisconsin. If necessary, some legal matters will be passed upon for the selling shareholder by Sachnoff & Weaver, Ltd. Some legal matters will be passed upon for the underwriters by Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

        The consolidated financial statements of Ladish Co., Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

        We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;
•	we are disclosing important information to you by referring you to those documents; and
•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of our common stock:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by our Form 10-K/A Amendment No. 1 and our Form 10-K/A Amendment No. 2;
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;
•	Our Current Reports on Form 8-K dated February 14, 2005 and July 21, 2005;
•	The description of our Common Stock contained in our Registration Statement on Form S-1, filed with the SEC on December 23, 1997, as amended, including any amendment or report filed for the purpose of updating such information.

        You may request a copy of any of these filings, including exhibits, at no cost by writing to or calling Ladish Co., Inc., Attn: Corporate Secretary, 5481 South Packard Avenue, Cudahy, Wisconsin 53110, phone number (414) 747-2611.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements, and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the common stock offering by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the Internet at a web site maintained by the SEC located at http://www.sec.gov.